INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in this Amendment No. 2 to Form S-3 Registration Statement (File No. 333-82816) of Sun Life Assurance Company of Canada (U.S.) of our report dated February 15, 2002, appearing in the Annual report on Form 10-K of Sun Life Assurance Company of Canada (U.S.) for the year ended December 31, 2001.

We also consent to the references to us under the heading "Accountants" in the Prospectuses for Futurity Select Incentives Variable and Fixed Annuity, Regatta Masters Extra Variable and Fixed Annuity, All Star Extra Variable and Fixed Annuity, Futurity Select Freedom Variable and Fixed Annuity, Regatta Masters Access Variable and Fixed Annuity, and All Star Freedom Variable and Fixed Annuity, which are part of this registration Statement.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 28, 2002